[Reference Translation]

March 26, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Hiroshi Nishida, Project General Manager,

Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning Establishment of Toyota Mobility Foundation,

a General Incorporated Foundation, and Disposition, Repurchase and

Cancellation of Treasury Stock

Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on March 26, 2014 to establish a general incorporated foundation, to dispose our treasury stock by way of third-party allotment, to repurchase our stock pursuant to Article 156 of the Corporation Law of Japan as applied pursuant to Paragraph 3, Article 165 of the Corporation Law, and to cancel our treasury stock pursuant to Article 178 of the Corporation Law.

The disposition of our treasury stock is subject to the approval at the annual shareholders meeting to be held in June 2014, and the repurchase of our stock and cancellation of our treasury stock is subject to the approval of the disposition of our treasury stock at the shareholders meeting.

Details

1.	Establishment of new foundation

(1)	Purpose of establishment

To “build a better mobility society” by promoting the activities of NPOs and research institutions globally and stably.

(2)	Outline of the foundation

 Name	TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation

‚ Location	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

ƒ Administrative Director	Akio Toyoda

„ Activity	Activities that contribute to the resolution of disparities in mobility and the development of the automobile industry in developing or underdeveloped countries, and activities such as the research of cutting-edge technology or systems in developed countries

… Estimated funding for activities

Approximately 3.0 to 4.5 billion JPY per year

(Note)       Activities of the foundation will be funded from funds received as the   beneficiary of the trust that will receive the treasury stock to be   disposed as described in 2. below.

† Date of establishment	August 2014 (scheduled)

2.	Disposition of treasury stock

(1)	Outline of disposition

 Number of shares to be disposed	30,000,000 common shares

‚ Price of disposition	1 JPY per share

ƒ Amount of proceeds	30,000,000 JPY

„ Method of offering or disposition	Disposition by way of third-party allotment

… Subscriber	Japan Trustee Services Bank, Ltd. (sub-trustee, with Sumitomo Mitsui Trust Bank, Limited as trustee)

† Date of payment	To be decided (Note)

‡ Other	The disposition of our treasury stock is subject to the special resolution on offering shares at a favorable price at the annual shareholders meeting to be held in June 2014. Other details regarding the disposition will be resolved at the meeting of the board of directors to be held following the annual shareholders meeting.

(2)	Purpose and reason for disposition

TMC resolved at a meeting of its board of directors today to establish TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation (the “Foundation”).

Since our incorporation, we have conducted business based on our basic philosophy of contributing to “building a better society through cars,” and we have responded to social issues in various regions through social contribution activities such as environmental protection, traffic safety and human resource development focusing on the monozukuri spirit of conscientious manufacturing.

We believe that the Foundation, with the mission of contributing to “building a better mobility society,” will play a role in integrating the efforts toward “better communities and better societies” that enrich people’s lives by promoting the activities of NPOs and research institutions globally and stably, with a focus on contributing to the public interest in areas relating to our business.

In order for the Foundation to conduct its business activities, TMC will establish a trust (the “Trust”) with Sumitomo Mitsui Trust Bank, Limited as trustee, Japan Trustee Services Bank, Ltd. as sub-trustee and the Foundation as beneficiary. The Trust will subscribe to purchase shares of our stock. The Trust will pay trust proceeds earned from dividends, etc. on our stock to the Foundation, and the Foundation will fund its activities based on such trust proceeds.

The disposition of our treasury stock will be made to the Trust, which is being established to provide funding for activities of the Foundation.

(3)	Amount of proceeds, use of proceeds and expected timing of spending

	Amount of proceeds

(i)	Total amount to be paid in	30,000,000 JPY
(ii)	Estimated amount of expenses relating to the offering	1,000,000 JPY
(iii)	Estimated net proceeds	29,000,000 JPY

(Note)	Estimated amount of expenses relating to the offering does not include consumption tax, etc. The estimated amount of expenses relating to the offering is expected to mainly consist of attorneys’ fees.

‚	Use of proceeds

The above-stated estimated net proceeds are to be applied towards the costs relating to the establishment of the Foundation.

(4)	Reasonableness of use of proceeds

The proceeds will be applied to expenses, such as attorneys’ fees, incurred in connection with considering the establishment of the Foundation. Each of those expenses is necessary for the establishment of the Foundation, and in light of the Foundation’s activities, etc., we believe that our use of proceeds is reasonable.

(5)	Reasonableness of terms of disposition, etc.

	Basis of calculation of the amount to be paid in and specific details of the amount

We believe that the Foundation, with the mission of contributing to “building a better mobility society,” will play a role in integrating the efforts toward “better communities and better societies” that enrich people’s lives by promoting the activities of NPOs and research institutions globally and stably, with a focus on contributing to the public interest in areas relating to our business. Furthermore, the Foundation is expected to continuously carry out multiple programs, such as the resolution of disparities in mobility and the development of the automobile industry in developing or underdeveloped countries, and activities such as the research of cutting-edge technology or systems in developed countries, over several years based on dividends on our stock. We believe that these social contribution activities may advance TMC’s interest in the medium- to long-term. Also, the disposition of treasury stock is for the purpose of funding the activities of the Foundation, and the amount of proceeds will be allocated to the costs relating to the establishment of the Foundation as described in (3) ‚ above. Therefore, we believe that the price of disposition of 1 yen per share is reasonable. In addition, since the disposition of treasury stock qualifies as an offering at a favorable price to the Foundation, the disposition is subject to the special resolution at the annual shareholders meeting to be held in June 2014.

‚	Basis of decision that the number of shares to be disposed and extent of dilution of shares is reasonable

Through the Foundation, we aim to make an impact on society and expect to continuously carry out multiple programs over several years, such as the resolution of disparities in mobility and the development of the automobile industry in developing or underdeveloped countries and activities such as the research of cutting-edge technology or systems in developed countries. We believe that the number of shares to be disposed, which will fund the activities of the Foundation, is at a reasonable size to implement such multiple programs concurrently and stably. Moreover, since, under the structure of the Trust, it is not currently expected that large amounts of the treasury stock to be disposed will be sold into the market, and thus the impact on the secondary market triggered by the disposition of treasury stock will be small, we believe that the number of shares to be disposed is at a reasonable level.

In addition to the above, since the extent of dilution of our shares triggered by the disposition of treasury stock is small, representing 0.87% (rounded to the second decimal place) of the total number of issued shares, and since we plan to implement measures to avoid the dilution of our shares, namely the repurchasing shares of our common stock in a number that exceeds the number of treasury stock to be disposed (subject to the approval of the disposition of treasury stock at the annual shareholders meeting to be held in June 2014) as described under “3. Repurchase of stock” below, we determined that the extent of dilution of shares will be reasonable.

(6)	Reason for selection of a subscriber, etc.

	A Outline of the subscriber

Japan Trustee Services Bank, Ltd., as sub-trustee of the Trust, will accept the allotment of shares as trust assets of the Trust.

B Outline of the trust agreement (Note)

Settlor	Toyota Motor Corporation
Trustee	Sumitomo Mitsui Trust Bank, Limited Japan Trustee Services Bank, Ltd. will be a sub-trustee under this trust agreement.

Beneficiary	TOYOTA MOBILITY FOUNDATION, a General Incorporated Foundation

Date of agreement	To be decided

Term of trust	To be decided

Purpose of trust	To put into effect social contribution activities by delivering dividends on the common shares of the trustee to the beneficiary as trust proceeds.

(Note)	Details of the trust agreement to be executed between TMC and Sumitomo Mitsui Trust Bank, Limited as trustee will be determined in the future.

We have confirmed that neither the trustee nor the sub-trustee has any relationship with organized crime groups, etc.

‚	Reason for selecting the subscriber

In order to achieve the purposes described under “(2). Purpose and reason for disposition” above, we determined that Sumitomo Mitsui Trust Bank, Limited was most suitable due to its abundant track record and experience, and selected the Trust, the trustee of which will be Sumitomo Mitsui Trust Bank, Limited and the sub-trustee of which will be Japan Trustee Services Bank, Ltd., to be the subscriber.

ƒ	Subscriber’s shareholding policy

Pursuant to the trust agreement to be executed in the future, except where it is determined that achieving the purpose of the Trust, namely to maintain the Foundation as beneficiary, is difficult, the Trust will continue to hold the shares to be disposed.

In the event that the Trust is terminated, the trust property will be delivered to the Foundation, as the beneficiary of the Trust, as is.

Furthermore, with respect to the voting rights of the shares to be held by the Trust following the disposition of treasury stock, Sumitomo Mitsui Trust Bank, Limited, as an outside third party, will exercise such rights with an emphasis on the long-term improvement of corporate value based on the perspective of ensuring stable dividends that will fund the activities of the Foundation as beneficiary of the Trust.

We have obtained the informal consent of Sumitomo Mitsui Trust Bank, Limited, as sub-settlor of Japan Trustee Services Bank, Ltd., (i) that if all or some of the disposed shares are transferred within 2 years after the date of payment, the names and addresses of the transferees, number of shares transferred, date of transfer, transfer price, reason for transfer and method of transfer, etc. will be immediately reported to TMC in writing, (ii) that TMC will report the details of such report to the Tokyo Stock Exchange and (iii) that the details of such report will be made publicly available.

„	Details regarding existence of assets necessary for the payment by the subscriber

Japan Trustee Services Bank, Ltd., as subscriber to the shares being disposed, is expected to make a cash payment with the trust property of the Trust, which is to be established by TMC.

(7)	Principal shareholders and share-holding ratio after the disposition

Before the offering (as of September 30, 2013)		After the offering
Japan Trustee Services Bank, Ltd.	9.38%	Same as the left column
Toyota Industries Corporation	6.48%
The Master Trust Bank of Japan, Ltd.	5.31%
State Street Bank and Trust Company (Standing Proxy, Mizuho Bank, Ltd. Settlement & Clearing Services Division)	3.82%
Nippon Life Insurance Company	3.61%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Standing Proxy, Sumitomo Mitsui Banking Corporation)	2.28%
Trust & Custody Services Bank, Ltd.	2.10%
Mitsui Sumitomo Insurance Company, Limited	1.92%
DENSO CORPORATION	1.82%
State Street Bank and Trust Company (Standing Proxy, The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.74%

The above figures represent the percentage of the total number of issued shares.

(8)	Future prospect

We expect that the impact on our future results will be immaterial. To the extent any disclosable matters arise in the future, we plan to make the appropriate disclosure.

(9)	Procedures under the corporate code of conduct

Because the dilution ratio is less than 25% and there is no change to a controlling shareholder, there is no need to obtain an opinion from an independent third party, or to follow the procedures for confirming the intent of shareholders, pursuant to Article 432 of the Securities Listing Regulations established by Tokyo Stock Exchange.

(10)	Results of operations and status of equity finance for the last three years

	Results of operations for the last three years (consolidated)

	Fiscal year ended	Fiscal year ended	Fiscal year ended
	March 31, 2011	March 31, 2012	March 31, 2013
Net revenues	18,993,688 million JPY	18,583,653 million JPY	22,064,192 million JPY
Operating income	468,279 million JPY	355,627 million JPY	1,320,888 million JPY
Income before income taxes and equity in earnings of affiliated companies	563,290 million JPY	432,873 million JPY	1,403,649 million JPY
Net income	408,183 million JPY	283,559 million JPY	962,163 million JPY
Net income per share	130.17 JPY	90.21 JPY	303.82 JPY
Dividends per share	50 JPY per year	50 JPY per year	90 JPY per year
Shareholders’ equity per share	3,295.08 JPY	3,331.51 JPY	3,835.30 JPY

‚	Recent share price

A	Status over the last three years

	Fiscal year ended	Fiscal year ended	Fiscal year ended
	March 31, 2011	March 31, 2012	March 31, 2013
Opening price	3,755 JPY	3,355 JPY	3,605 JPY
High price	3,955 JPY	3,635 JPY	5,050 JPY
Low price	2,800 JPY	2,330 JPY	2,795 JPY
Closing price	3,350 JPY	3,570 JPY	4,860 JPY

B	Status over the last six months

	2013				2014
	September	October	November	December	January	February
Opening price	5,980 JPY	6,310 JPY	6,390 JPY	6,390 JPY	6,360 JPY	5,880 JPY
High price	6,520 JPY	6,430 JPY	6,430 JPY	6,430 JPY	6,400 JPY	6,045 JPY
Low price	5,970 JPY	6,010 JPY	6,180 JPY	6,040 JPY	5,886 JPY	5,500 JPY
Closing price	6,270 JPY	6,360 JPY	6,380 JPY	6,420 JPY	5,922 JPY	5,839 JPY

C	Share price as of the business day immediately before the date of resolution of the disposition of treasury stock

March 25, 2014
Opening price	5,461 JPY
High price	5,599 JPY
Low price	5,427 JPY
Closing price	5,560 JPY

ƒ	Status of equity finance over the last three years

Not applicable.

Note: The description of the disposition of treasury stock in 2. above was not prepared for the purpose of soliciting an offer to purchase or subscribe for shares of our common stock.

3.	Repurchase of stock

(1)	Reason for repurchasing stock

To avoid dilution of share triggered by the disposition of treasury stock described in 2. above, and to effect capital efficiency and agile capital policy in view of the management environment.

(2)	Details of matters relating to repurchase

 Kind of stock to be repurchased	Common stock of TMC

‚ Total number of shares to be repurchased	60,000,000 shares (maximum) (Represents 1.89% of the total number of issued shares (excluding treasury stock))

ƒTotal purchase price for repurchase of shares	360 billion JPY (maximum)

„Period of repurchase	From the end of our annual shareholders meeting to be held in June 2014 to March 26, 2015

…Other	The repurchase of treasury stock is subject to the approval of the disposition of treasury stock described in 2. above at the shareholders meeting.

(Reference)	Number of treasury stock as of December 31, 2013

Total number of issued shares: 3,447,997,492 shares

Number of treasury shares: 278,666,087 shares

4.	Cancellation of treasury stock

(1)	Reason for cancelling treasury stock

To relieve concerns regarding dilution of share value due to disposition of treasury stock in the future.

(2)	Details of matters relating to cancellation

Kind of stock to be cancelled	Common stock of TMC

‚Number of shares to be cancelled	30,000,000 shares (Represents 0.87% of the total number of issued shares before cancellation)

ƒScheduled date of cancellation	June 30, 2014

„Other	The cancellation of treasury stock is subject to the approval of the disposition of treasury stock described in 2. above at the shareholders meeting.

(Reference)

•	Total number of issued shares before cancellation 3,447,997,492 shares

•	Total number of issued shares after cancellation 3,417,997,492 shares